

FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

May 1, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Detailed Design and Procurement of Idaho Cobalt Project Mine & Concentrator 65% Complete". It was officially released on May 1, 2008.





Thanks and best regards,

Leianne Emery

Leianne Emery
Corporate Development

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dlw 5/9



Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

Detailed Design and Procurement of Idaho Cobalt Project Mine & Concentrator 65% Complete

Vancouver, B.C., May 01, 2008 Formation Capital Corporation (FCO-TSX), has been provided an update by its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") regarding the Engineering and Procurement status of its 100% owned Idaho Cobalt Project (ICP) located near Salmon, ID.

In July 31, 2007 the Company announced the results of a positive feasibility study on the ICP with a recommendation from Samuel Engineering, Inc. (Samuel) to continue with the detailed engineering of the project as well as the ordering of certain long lead equipment items. This process is well underway and to date is not showing any escalation in the capital costs from those reported in the July feasibility study. Engineering and Procurement for the ICP is being conducted by Samuel with Construction Management under the joint direction of Samuel and MTB Project Management Professionals, Inc. (MTB). In addition civil design for roads etc, is being conducted by Telesto Solutions, Inc. (Telesto).

Samuel is reporting detailed design, engineering and procurement for the Surface Facilities is 65% complete as at the end of March 2008. Completion of work is pending receipt of vendor information for purchased equipment. Surface facilities include:

- Aerial tramway to haul ore and waste from the mine to the process facilities
- Mine dewatering sump pump and pipeline
- Underground mine electrical distribution
- Ore and waste rock stockpile area
- Crushing and screening plant including metal building enclosure
- Fine ore conveying and storage
- Flotation concentrator and metal building enclosure containing: grinding and classification circuits, rougher and cleaner flotation, concentrate handling, filtration and packaging, tailings thickening and filtration, tailings backfill plant including paste delivery system to the mine and instrumentation and control
- Ancillary facilities
- Civil engineering design for the above

Samuel is also reporting that all of the major equipment, with the exception of the tailings filter and paste system, has been purchased. The remaining items are out to bid or recommended for purchase and are under review for approval for purchase by the Company. Major packages recommended for purchase or purchased and in fabrication include:

- Aerial tramway system
- Mine dewatering sump pump
- Crushing and screening building
- Crushing and screening plant
- Concentrator building
- Fine ore bin
- Grinding mill
- Flotation cells
- Tailings thickener
- Concentrate filter

Telesto is providing civil design for mine access roads and tailings and waste rock storage facility and is reporting that design is essentially complete and preparation of requests for proposals for construction may now proceed. Design of the road upgrade through the adjacent property is underway and is scheduled for completion in 4-6 weeks.

(cont...)

Telesto also reports that design work on the mine portal bench is 75% complete, is ready for review by the regulatory agencies and is ready for requests for proposal for construction. Final design is awaiting detailed geotechnical work scheduled to be completed as soon as snow cover and access can be provided for drilling equipment.

At the Company's hydrometallurgical facility near Kellogg, Idaho, considerable time has been spent to date optimizing the process and evaluating equipment selection. The result of this work has been a simplification of the process and a reduction in capital cost. This work is now substantially complete. Samuel is reporting ongoing engineering tasks are 15% - 20% complete. Design specifications for the equipment are underway and approval of final design has been issued on many items.

- Detailed design of the facilities include:
  - Design for new equipment in the existing building
  - Cobalt recovery building structure
  - Concentrate leaching using nitrogen species catalyzed pressure oxidation leach
  - Heat recovery systems
  - Copper solvent extraction and electro-winning
  - Cobalt solution purification using nickel ion exchange, zinc solvent extraction and precipitation and filtration circuits
  - Cobalt electro-winning
  - Cobalt metal handling and packaging
  - By product purification and handling
  - Reagent storage and preparation
  - Utilities and services
  - Electrical power distribution
  - Instrumentation and control
- Process metallurgical design
- Procurement services for the above

Management is pleased with the progress of the engineering and procurement of the ICP and hydrometallurgical facility and anticipates the project will stay on the feasibility study budget. MTB continues to work closely with the Company's technical team and Samuel to ensure the timely advancement of the project.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green,
C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo. V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Tel: 604-682-6229 - Email: inform@formcap.com – Web: formcap.com

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